UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  PANACO, Inc.
                                  ------------
             (Exact name of registrant as specified in its charter)

                     Delaware                           43-1593374
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     (State of incorporation or organization)       (IRS Employer
                                                     Identification No.)


            1100 Louisiana, Suite 5100, Houston, TX 77002 77002-5220
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         (Address of principal executive offices)           (Zip Code)

Securities registered pursuant to Section 12(b) of the Act:

                   Common Stock, $0.01 par value
                          (Title of Class)

Securities registered pursuant to Section 12(g) of the Act:

                           NONE
                     (Title of Class)

Name of each exchange on which each class is to be registered

                The American Stock Exchange

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]



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Item 1. Description of Securities to be Registered.

     Our authorized capital shares consists of 100,000,000 Common Shares, par value $.01 per share, and 5,000,000 preferred shares, par value $.01 per share. The following description of the capital shares does not purport to be complete or to give full effect to the provisions of statutory or common law and is subject in all respects to the applicable provisions of our Certificate of Incorporation.

Common Shares

     We are authorized by our Certificate of Incorporation, as amended, to issue 100,000,000 Common Shares, of which 24,323,521 shares are issued and outstanding as of September 20, 2000 and are held by over 6,700 shareholders, based upon information available on individual security position listings.

     The holders of Common Shares are entitled to one vote for each share held on all matters submitted to a vote of common holders. The Common Shares have no cumulative voting rights, which means that the holders of a majority of the Common Shares outstanding can elect all the directors if they choose to do so. In that event, the holders of the remaining shares will not be able to elect any directors.

     Each Common Share is entitled to participate equally in dividends, as and when declared by the Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding preferred shares. The Common Shares have no preemptive or conversion rights, redemption rights, or sinking fund provisions. The outstanding Common Shares are duly authorized, validly issued, fully paid, and nonassessable.

Preferred Shares

     Pursuant to our Certificate of Incorporation, we are authorized to issue 5,000,000 preferred shares, and the Board of Directors, by resolution, may establish one or more classes or series of preferred shares having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights preferences, and limitations that the Board of Directors fixes without any shareholder approval.

Transfer Agent

     The transfer agent, registrar and dividend disbursing agent for our Common Shares is American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11204.

Dividend Policy

     We have not paid any cash dividends on our Common Shares. The Delaware General Corporation Law, to which we are subject, permits us to pay dividends only out of our capital surplus (the excess of net assets over the aggregate par value of all outstanding capital shares) or out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. The Credit Facility and the Senior Notes contain restrictions on any dividends or distributions and on any purchases of our Common Shares. We retain our cash flow to finance the expansion and development of our business and currently do not intend to pay dividends on the Common Shares. Any future payments of dividends will depend on, among other factors, the earnings, cash flow, financial condition, and capital requirements.

Certain Anti-takeover Provisions

     The provisions of the Certificate of Incorporation and By-laws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in their best interests, including attempts that might result in a premium over the market price for the shares held by our shareholders. In addition, certain provisions of Delaware law and our Long-Term Incentive Plan may be deemed to have a similar effect.

     Certificate of Incorporation and By-laws. Our Board of Directors is divided into three classes. The term of office of one class of directors expires at each annual meeting of shareholders, when their successors are elected and qualified. Directors are elected for three-year terms. Shareholders may remove a director only for cause. In general, the Board of Directors, not our shareholders, has the right to appoint persons to fill vacancies on the Board of Directors.

     Pursuant to our Certificate of Incorporation, the Board of Directors, by resolution, may establish one or more classes or series of preferred shares having the number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that the Board of Directors fixes without any shareholder approval. Any rights, preferences, privileges, and limitations that are established could have the effect of impeding or discouraging the acquisition of the Company.

     Our Certificate of Incorporation also contains a "fair price" provision that requires the affirmative vote of the holders of at least 80% of the voting shares and the affirmative vote of at least two-thirds of our voting shares that are not owned, directly or indirectly, by the Related Person to approve any merger, consolidation, sale or lease of all or substantially all of our assets or certain other transactions involving any Related Person. For purposes of the fair price provision, a "Related Person" is any person beneficially owning 10% or more of our voting shares who is a party to the Transaction at issue, a director who is also an officer and is a party to the Transaction at issue, an affiliate of either such person, and certain transferees of those persons. The voting requirements are not applicable to certain transactions, including those that are approved by the Continuing Directors (as defined in the Certificate of Incorporation) or that meet certain "fair price" criteria contained in the Certificate of Incorporation.

     Our Certificate of Incorporation further provides that shareholders may act only at an annual or special meeting of shareholders and not by written consent, that special meetings of shareholders may be called only by the Board of Directors, and that only business proposed by the Board of Directors may be considered at special meetings of shareholders.

     Our Certificate of Incorporation also provides that the only business (including election of directors) that may be considered at an annual meeting of shareholders, in addition to business proposed (or persons nominated to be directors) by the directors, is business proposed (or persons nominated to be directors) by shareholders who comply with the notice and disclosure requirements of the Certificate of Incorporation. In general, the Certificate of Incorporation requires that a shareholder give us notice of proposed business or nominations no later than 60 days before the annual meeting of shareholders (meaning the date on which the meeting is first scheduled and not postponements or adjournments thereof) or (if later) 10 days after the first public notice of the annual meeting is sent to common shareholders. In general, the notice must also contain certain information about the shareholder proposing the business or nomination, his interest in the business, and (with respect to nominations for director) information about the nominee of the nature ordinarily required to be disclosed in public proxy solicitations. The shareholder must also submit a notarized letter from each of his nominees stating the nominee's acceptance of the nomination and indicating the nominee's intention to serve as director if elected.

     The Certificate of Incorporation also restricts the ability of shareholders to interfere with the powers of the Board of Directors in certain specified ways, including the constitution and composition of committees and the election and removal of officers.

     The Certificate of Incorporation provides that approval by the holders of at least two-thirds of the outstanding voting shares is required to amend the provisions of the Certificate of Incorporation discussed in the preceding paragraphs and certain other provisions, except that approval by the holders of at least 80% of the outstanding voting shares, together with approval by the holders of at least two-thirds of the outstanding voting shares not owned, directly or indirectly, by the Related Person, is required to amend the fair price provisions and except that approval of the holders of at least 80% of the outstanding voting shares is required to amend the provisions prohibiting shareholders from acting by written consent.

     Delaware Anti-takeover Statute. We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general,
Section 203 prevents an "interested shareholder" (defined generally as a person owning 15% or more of outstanding voting shares) from engaging in a "business combination" (as defined in Section 203) with us for three years following the date that person became an interested shareholder unless (a) before that person became an interested shareholder, the Board of Directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination, (b) upon consummation of the transaction that resulted in the interested shareholder's becoming an interested shareholder, the interested shareholder owns at least 85% of our voting shares outstanding at the time the transaction commenced (excluding shares held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (c) following the transaction in which that person became an interested shareholder, the business combination is approved by the Board of Directors and authorized at a meeting of shareholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the Company not owned by the interested shareholder. In connection with a private sale of Common Shares in 1999, the Board elected to waive the Delaware Anti-takeover statute.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested shareholder following the announcement or notification of one of certain extraordinary transactions involving us and a person who was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of our directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested shareholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

Item 2.  Exhibits

          Number     Description
          --------   -----------

          3.1*       Certificate of Incorporation of the Company.

          3.2*       Amendment to Certificate of Incorporation dated
                     November 19, 1991.

          3.3*       By-laws of the Company.

          3.4 Amendment to Certificate of Incorporation of the Company dated September 24, 1996 filed as an exhibit to the Amended Current Report on Form 8-K/A, filed with the Commission on November 18, 1996, and incorporated herein by this reference.

          4.1* Article Fifth of the Certificate of Incorporation of the Company in Exhibit 3.1.

          4.2* Form of Certificate of Common Shares par value $.01 per share, of the Company.

     *Filed with the Registration Statement on Form S-4, Commission File No. 33-44486, initially filed December 13, 1991, and incorporated herein by this reference.

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 20, 2000

                                  PANACO, Inc.


                                  By:  /s/ Todd R. Bart
                                       -----------------------
                                       Todd R. Bart
                                       Chief Financial Officer

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